2005/2006 Combined General Meeting

Cash dividend: € 2.52 (up 17%)
Distribution of one free share for five shares held
Renewal of the term of office of François Gérard as Director

Paris, 7 November 2006 – The Combined General Meeting of shareholders of Pernod Ricard, meeting today, approved the 2005/2006 consolidated and company financial statements at 30 June 2006 and decided on a dividend distribution of € 2.52, an increase of 17%. An interim dividend of € 1.12 was paid on 5 July and the balance of € 1.40 will be paid on 15 November.

The term of office as a director of François Gérard was renewed for four years.

Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, announced that the Board of Directors, meeting this morning had decided to increase the share capital of the company through the capitalisation of reserves and the allocation of bonus shares, on the basis of one free share for five shares held. The allocation date was set for 16 January 2007. These new shares will give right to cash dividends paid in respect of the 2006/2007 financial year.

During this Meeting, Patrick Ricard confirmed the Group’s growth guidance for the 2006/2007 financial year.

Internet Broadcast:

The General Meeting is broadcast in full, live, on our website: www.pernod-ricard.com, in French and in English. A recording of the Meeting is also available.

Shareholders’ agenda:

2006/2007 2nd quarter sales: Thursday 25 January 2007

Contacts Pernod Ricard

Francisco de la VEGA/ Communication VP	Tel: +33 (0)1 41 00 40 96
Denis FIEVET/ Financial Communication - Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Patrick de BORREDON/ Investor Relations Advisor	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – FRANCE – PUBLIC LIMITED COMPANY WITH A SHARE CAPITAL OF € 290,383,913

PHONE NUMBER: +33 (0)1 41 00 41 00 – FAX NUMBER: +33 (0)1 41 00 40 85 – REGISTRATION NUMBER: R.C.S. PARIS B 582 041 943